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                                                                      EXHIBIT 99



           SAFE HARBOR PROVISION OF THE PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995


         Libbey desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

         Libbey wishes to caution readers that the following important factors, among others, could affect Libbey's actual results and could cause Libbey's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Libbey.

         The company is exposed to market risks due to changes in currency values, although the majority of the company's revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost competitiveness of the company's products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and impact of those changes on the earnings and cash flow of the company's joint venture in Mexico, Vitrocrisa, expressed under accounting principles generally accepted in the United States.

         The company is exposed to market risk associated with changes in interest rates in the U.S. and has entered into Interest Rate Protection Agreements ("Rate Agreements") with respect to $100.0 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average interest rate for the company's borrowings related to the Rate Agreements at December 31, 2001, was 6.2% for an average remaining period of 3.3 years. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 2.3% at December 31, 2001. The company had $45.4 million of debt subject to fluctuating interest rates at December 31, 2001. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.5 million on an annual basis. If the counterparts to these Rate Agreements fail to perform, the company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the company does not anticipate nonperformance by the counterparts.


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         At December 31, 2001, the company's debt outstanding under its Bank
         Credit Agreement is classified as short term, as the Bank Credit Agreement matures in May 2002. The fair value of the company's Rate Agreements is determined using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The company does not expect to cancel these agreements and expects them to expire as originally contracted.

         Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, and recognizes all derivatives on the balance sheet at fair value. The fair market value for the company's Rate Agreements at December 31, 2001, was $(4.8) million.

         In addition to the Rate Agreements, the company has other derivatives as discussed below. The company has designated these derivative instruments as cash flow hedges. As such, the changes in fair value of these derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged transaction or item affects earnings. At December 31, 2001, approximately $4.7 million of unrealized net loss was recorded in accumulated other comprehensive loss (loss).

         The company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives have been designated as cash flow hedges and qualify for hedge accounting as discussed in detail in Notes 3 and 9 to the consolidated financial statements. As such, the fair value of these cash flow hedges are recorded on the balance sheet at fair value with a corresponding change in accumulated other comprehensive income (loss), net of related tax effects. The company does not participate in speculative derivatives trading. While the company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Information about fair values, notional amounts and contractual terms of these instruments can be found in Notes 3 and 9 to the company's consolidated financial statements and the section titled "Qualitative and Quantitative Disclosures About Market Risk."

         The company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.


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         Other important factors potentially affecting performance include major slowdowns in the retail, travel, restaurant and bar or entertainment industries in the United States, Canada or Mexico, including the impact of the terrorist attacks in the United States of September 11, 2001, on the retail, travel, restaurant and bar or entertainment industries; significant increases in interest rates or disruptions in the credit markets that increase the company's borrowing costs and per-unit increases in the costs for natural gas, corrugated packaging and other purchased materials; devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost competitiveness of the company's products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings expressed under accounting principles generally accepted in the United States and cash flow of the company's joint venture in Mexico, Vitrocrisa; the inability to achieve savings and profit improvements at targeted levels at the company and Vitrocrisa from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods; protracted work stoppages related to collective bargaining agreements; increased competition from foreign suppliers endeavoring to sell glass tableware in the United States; whether the company completes any significant acquisition, including the Anchor Hocking acquisition and whether such acquisitions can operate profitably.